[redacted]

09058853

Section
MAR 02 2009
Washington, DC
106

AB 3/9

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 66617

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2008 (MM/DD/YY) AND ENDING December 31, 2008 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: DC Evans and Company, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

132 Central Avenue
(No. and Street)

Hillsdale (City) New Jersey (State) 07642 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Douglas C. Evans 201-358-2856
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Parente Randolph, LLC
(Name – *if individual, state last, first, middle name*)

65 Madison Avenue, PO Box 2138 Morristown, New Jersey 07962-2138
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

BB 3/11

OATH OR AFFIRMATION

I, Douglas C. Evans, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of DC Evans and Co, LLC, as of 12-31, 2009, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Managing Principal
Title

Susan P. Baker
Notary Public

SUSAN P. BAKER
NOTARY PUBLIC OF NEW JERSEY
My Commission Expires May 26, 2014

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

DC EVANS AND COMPANY, LLC
REPORT ON AUDIT OF FINANCIAL STATEMENTS
AND SUPPLEMENTAL INFORMATION
PURSUANT TO RULE 17a-5 OF
THE SECURITIES EXCHANGE ACT OF 1934
FOR THE YEAR ENDED DECEMBER 31, 2008

- INDEX -

PARENTERANDOLPH

The Power of Ideas

INDEPENDENT AUDITORS' REPORT

To the Member
DC Evans and Company, LLC
Hillsdale, New Jersey

We have audited the accompanying statement of financial condition of DC Evans and Company, LLC as of December 31, 2008 and the related statements of operations and member's equity, and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of DC Evans and Company, LLC's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of DC Evans and Company, LLC as of December 31, 2008 and the results of its operations and its cash flows for the year ended December 31, 2008 in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I and II is presented for purposes of supplemental analysis and is not a required part of the basic financial statements, but is supplemental information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Parente Randolph, LLC

Morristown, New Jersey
February 23, 2009

DC EVANS AND COMPANY, LLC
STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2008

- ASSETS -

CASH	$	25,307
RECEIVABLES		75
PREPAID EXPENSES		5,085
EQUIPMENT, AT COST, NET OF ACCUMULATED DEPRECIATION		865
TOTAL ASSETS	$	31,332

-LIABILITIES AND MEMBER'S EQUITY -

LIABILITIES		
Accrued expenses and other liabilities	$	3,397
TOTAL LIABILITIES		3,397
COMMITMENTS AND CONTINGENCIES		-
MEMBER'S EQUITY		27,935
TOTAL LIABILITIES AND MEMBER'S EQUITY	$	31,332

The accompanying notes are an integral part of this financial statement.

DC EVANS AND COMPANY, LLC
STATEMENT OF OPERATIONS AND MEMBER'S EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2008

REVENUES:		
Commission income	$	150
Interest income		488
NASD fees		430
		1,068
OPERATING EXPENSES:		
Dues, subscriptions and licenses		8,543
Shipping costs		130
Supplies		82
Office expense		2,846
Professional fees		2,893
Advertising expenses		894
Travel expense		3,651
Insurance expense		1,775
Charitable contributions		232
Clearing firm expenses		95
Gifts		335
Meals and entertainment		255
Depreciation and amortization		2,847
Interest expense		156
TOTAL OPERATING EXPENSES		24,734
NET LOSS		(23,666)
MEMBER'S EQUITY, AT BEGINNING OF YEAR		117,450
Member's contribution		351
Member's draw		(66,200)
MEMBER'S EQUITY, AT END OF YEAR	$	27,935

The accompanying notes are an integral part of this financial statement.

DC EVANS AND COMPANY, LLC
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2008

CASH FLOWS FROM OPERATING ACTIVITIES:		
Net loss	$	(23,666)
ADJUSTMENTS TO RECONCILE NET INCOME TO NET CASH USED IN OPERATING ACTIVITIES:		
Depreciation and amortization		2,850
Changes in operating assets and liabilities:		
Deposits with clearing organizations and others		75,120
Receivables		689
Prepaid expenses		(321)
Accrued expenses and other liabilities		384
NET CASH PROVIDED BY OPERATING ACTIVITIES		55,056
CASH FLOWS FROM FINANCING ACTIVITIES:		
Contribution from member		351
Member's draw		(66,200)
NET CASH USED IN FINANCING ACTIVITIES		(65,849)
NET DECREASE IN CASH		(10,793)
Cash, beginning of period		36,100
CASH, END OF PERIOD	$	25,307

The accompanying notes are an integral part of this financial statement.

DC EVANS AND COMPANY, LLC
NOTES TO FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2008

NOTE 1 - ORGANIZATION AND NATURE OF BUSINESS:

DC Evans and Company, LLC ("Evans"), a single member limited liability company, was formed on August 30, 2004 in the state of New Jersey and began operations on September 1, 2004. Evans is a broker-dealer registered with the Securities and Exchange Commission and the State of New Jersey, and is a member of the Financial Industry Regulatory Authority ("FINRA"), and raises capital for public and private issuers by conducting private placements with accredited investors and institutions.

Evans does not carry security accounts for customers, execute trades, or perform custodial functions relating to customer securities and, accordingly, is exempt from the provisions of the Securities and Exchange Commission rule 15c3-3.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

Evans' accounting policies are in accordance with accounting principles generally accepted in the United States of America. Outlined below are those policies considered particularly significant.

(a) Use of Estimates:

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and reported amounts of revenues and expenses during the reporting period. Accordingly, actual results could differ from those estimates.

(b) Income Taxes:

Evans is a limited liability company. Accordingly, the accompanying financial statements do not include a provision for Federal or state income taxes. Taxes, if any, are the responsibility of the sole member.

In accordance with FASB Staff Position FIN 48-3, the Company has elected to defer the adoption of FIN 48 "Accounting for Uncertainty in Income Taxes". FIN 48 requires that financial statements recognize the impact of a tax position, if that position is more likely than not of being sustained on audit, based on the technical merits of the position. The Company's accounting policy is to recognize uncertain tax positions if it is probable that a liability has been incurred at the balance-sheet date and the liability can be reasonable estimated. When the amount of a liability cannot be reasonably estimated, an accrual is not recorded.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED):

(c) Fair Value of Financial Information:

As of December 31, 2008, the carrying amount of cash, accrued expenses and other liabilities approximate fair value because of the short-term maturities of these items.

(d) Revenue Recognition:

Accounting principles generally accepted in the United States of America require that customers' and proprietary securities transactions and the related commission income and expense be recorded on a trade date basis

Amounts receivable and payable for securities transactions that have not reached their contractual settlement date are recorded net on the statement of financial condition. Throughout the year, interest is earned on the amounts receivable and charged on amounts payable.

(e) Equipment:

Equipment is recorded at cost. Depreciation is computed on the straight-line basis over the estimated useful life of the related asset.

(f) Member Equity

In accordance with the operating agreement, the member made an initial capital contribution to Evans comprising cash and equipment. No additional capital contributions shall be required of the member unless required to maintain minimum net capital requirements. No interest shall be due from Evans on any capital contribution from the member. Net income and net losses in respect of each fiscal year of Evans shall be allocated to the member. The member shall have no liability or obligation for any debts, liabilities or obligations of Evans beyond the member's respective capital contribution.

NOTE 3 - NET CAPITAL REQUIREMENTS:

Evans is subject to the Securities and Exchange Commission Uniform Net Capital Rule (rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of the applicable exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). As of December 31, 2008, Evans had net capital of $26,340 which was $21,340 in excess of its required minimum net capital of $5,000. Evans' net capital ratio was .13 to 1.

NOTE 4 - EQUIPMENT:

Equipment is summarized, as follows:

	2008	Estimated Useful Lives
Equipment	$ 1,735	5 years
Less, accumulated depreciation	(870)	
	$ 865	

Depreciation expense charged to operations amounted to $350 for 2008.

NOTE 5 - SUBSEQUENT EVENT:

DC Evans and Company, LLC has entered into a purchase agreement as of February 9, 2009 between DC Evans and Company, LLC and OJL Holdings LLC for the sale and purchase of all the issued and outstanding interests of DC Evans and Company, LLC. The purchase price is $100,000 plus an amount equal to the cash in the seller's checking account as of the closing date. The closing shall take place at a date a time agreed to by both parties immediately upon the expiration of the 30 day notification period to the Financial Industry Regulatory Authority as described by FINRA Rule 1017.

DC EVANS AND COMPANY, LLC
SUPPLEMENTAL INFORMATION
REQUIRED BY RULE 17a-5 OF
THE SECURITIES AND EXCHANGE ACT OF 1934
AS OF DECEMBER 31, 2008

DC EVANS AND COMPANY, LLC
INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS FOR BROKERS AND DEALERS PURSUANT TO RULE 15c3-3
AS OF DECEMBER 31, 2008

DC Evans is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934 in that DC Evans' activities are limited to those set forth in the conditions for exemption appearing in Paragraph (k)(2)(ii) of that rule.

DC EVANS AND COMPANY, LLC
SUPPLEMENTAL INFORMATION - SCHEDULE I
AS OF DECEMBER 31, 2008

Computation of Net Capital Under Rule 15c3-1 of the Security Exchange Act of 1934

TOTAL MEMBER'S EQUITY	$	27,935
Deductions and/or charges:		
Non-allowable assets:		
Prepaid expenses		(730)
Equipment, net		(865)
Sub-total of deductions and/or charges		(1,595)
Haircut on proprietary positions and commitments:		
(2%) haircut of cash in money market funds		-
Sub-total of haircut on proprietary positions and commitments		-
NET CAPITAL	$	26,340
Aggregate Indebtedness		
Accounts payable and accrued expenses to non-customers	$	3,397
TOTAL AGGREGATE INDEBTEDNESS	$	3,397
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT:		
Minimum net capital required (.0667 of aggregate indebtedness)	$	227
Minimum dollar requirement		5,000
Net capital requirement (greater of minimum net capital or dollar requirement)		5,000
EXCESS NET CAPITAL	$	21,340
Excess net capital at 1000% (net capital, less 10% of aggregate indebtedness)	$	26,000
Percentage of aggregate indebtedness to net capital		12.90%
Ratio: aggregate indebtedness to net capital		.13 to 1
Reconcilliation with Company's computation (included in Part II of Form X-17A-5 as of December 31, 2008)		
Net, capital, as reported on Company's Part II (unaudited) Focus report	$	26,340
Increases (decreases) resulting from December 31, 2008 audit adjustments, net		-
Net capital, as included in this report	$	26,340

DC EVANS AND COMPANY, LLC
SUPPLEMENTAL INFORMATION - SCHEDULE II
AS OF DECEMBER 31, 2008

STATEMENT OF NON-ALLOWABLE ASSETS:

Prepaid expenses	$	730
Equipment, net		865
	$	1,595

STATEMENT OF HAIRCUT ON PROPRIETARY POSITIONS AND COMMITMENTS:

2% haircut of cash in money market funds	$	-
	$	-

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17A-5(G)(1) FOR A BROKER-DEALER CLAIMING AN EXEMPTION FROM SEC RULE 15c3-3

To the Member
DC Evans and Company, LLC
Hillsdale, New Jersey

In planning and performing our audit of the financial statements of DC Evans and Company, LLC (the "Company"), as of and for the year ended December 31, 2008, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our audit procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5 (g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13.
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17A-5(G)(1) FOR A BROKER-DEALER CLAIMING AN EXEMPTION FROM SEC RULE 15C3-3
(CONTINUED)

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2008, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the Financial Industry Regulatory Authority and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Parente Randolph, LLC

Morristown, New Jersey
February 23, 2009

DC EVANS AND COMPANY, LLC
REPORT ON AUDIT OF FINANCIAL STATEMENTS
AND SUPPLEMENTAL INFORMATION
PURSUANT TO RULE 17A-5 OF
THE SECURITIES EXCHANGE ACT OF 1934
FOR THE YEAR ENDED DECEMBER 31, 2008
SEC FILE NO. 8-66617